DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029104

RECD S.E.C.
MAR 2 2 2006
1086

March 21, 2006

James E. Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2006

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2006

Dear Mr. Parsons:

This is in response to your letters dated January 20, 2006 and February 3, 2006 concerning the shareholder proposal submitted to ExxonMobil by Green Century Capital Management, Inc. We also have received letters from the proponent dated February 7, 2006 and February 15, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

cc: Andrew Shalit
Director, Shareholder Advocacy
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

RECEIVED
2006 JAN 23 PM 2:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ExxonMobil

January 20, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal on biodiversity

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Green Century Capital Management and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as Counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests preparation of a report on potential environmental damage from drilling in protected areas, with special emphasis on business practices and policies relating to biodiversity.

The proposal is a repeat of a shareholder proposal submitted to ExxonMobil for our 2005 annual meeting. For the 2005 proposal, ExxonMobil submitted a no-action letter arguing that the proposal could be omitted, among other grounds, on the basis that the proposal had been substantially implemented through ExxonMobil's existing practices as summarized in our Corporate Citizenship Report. The staff was unable to concur with that request. Exxon Mobil Corporation (available March 18, 2005).

ExxonMobil places great importance on keeping investors well informed regarding our business and on addressing areas of particular shareholder interest. In light of questions we continue to receive from time to time from other investors and the resubmission of this proposal, we have prepared and will soon be posting on our website new material that includes information responsive to this proposal and that we believe substantially implements the proposal within the meaning of Rule 14a-8(i)(10).

This new information to be published on our website addresses each of the key issues raised by the proposal and includes the following:

- Our Biodiversity Position Statement;
- A description of our approach to environmental responsibility in protected areas as well as areas without formal "protected" status;
- A discussion of the link between biodiversity conservation and human welfare, cultural diversity, and environmental conservation;
- A discussion of our Biodiversity Action Planning, a component of the Environmental Business Planning process that we apply both to current operations and potential new projects;
- The incorporation of biodiversity considerations in our Environmental/Social Impact Assessments (ESIAs); and
- A case study illustrating our biodiversity principles in practice. From time to time, we expect to add additional case studies to this area of the website to illustrate the application of our principles in other real-world situations.

A copy of the new information is attached as Exhibit 2 and will be posted shortly on ExxonMobil's website at www.exxonmobil.com. Exhibit 2 also includes samples of additional information, including relevant documents from third-party websites[1] and publicly-available ESIAs, that will be incorporated by hot-link from the new biodiversity site. We will provide printed copies of any of this material on request to any shareholder or other interested person free of charge.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please contact Lisa K. Bork at 972-444-1473. A copy of this letter and enclosures is being sent to the proponent. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and enclosures.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

[1] For example, ExxonMobil is a member of the Biodiversity Working Group of the International Association of Oil and Gas Producers and helped develop the IAOGP's new Biodiversity Action Planning Guide.

Distribution List

Proponent:

Ms. Amy Perry
President
Green Century Capital Management
29 Temple Place, Suite 200
Boston, MA 02111
fax: 617-422-0880

EXHIBIT 1

GREEN CENTURY FUNDS

RECEIVED
DEC 13 2005
H. H. HUBBLE

December 12, 2005

Henry Hubble
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble,

Green Century Capital Management, Inc. (Green Century) is filing the enclosed shareholder resolution for inclusion in ExxonMobil's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Green Century holds over $2,000 worth of stock in ExxonMobil and has held this position for over a year. Green Century intends to hold these shares through the date of the annual meeting. Verification of our ownership will follow this letter. We ask that the proxy statement indicate that Green Century Capital Management is the primary filer of this resolution.

Green Century is filing this resolution with ExxonMobil because of our concern regarding the Company's policies and practices related to protected and sensitive areas. We mean this to include areas of high ecological value, such as the Arctic National Wildlife Refuge, as well as areas of great cultural significance.

As you discussed recently with my colleague Andrew Shalit, ExxonMobil's global operations require it to make decisions as to where it will seek to operate and how it will manage environmental and cultural risks in the areas in which it does choose to operate. We understand that the process of making these decisions requires weighing multiple factors. We believe that developing specific policies and metrics for the environmental and cultural factors would benefit the Company, its shareholders, and other stakeholders who are affected by the Company's operational decisions.

SHAREHOLDER PROPOSAL

DEC 13 2005

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

If you have any questions regarding this filing or would like to discuss the subject matter of sensitive areas, please contact Andrew Shalit by e-mail at ashalit@greencentury.com, by telephone at 617.426-2503, or by postal mail at the address below.

Sincerely,

Amy Perry
President
Green Century Capital Management

Enclosure: Resolution

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and there is a need to preserve the Earth's remaining species of plants and animals;

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact of decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich, or environmentally sensitive cultural areas);

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative;

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2007 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact of decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 16, 2005

VIA UPS - OVERNIGHT DELIVERY

Ms. Amy Perry
President
Green Century Capital Management
29 Temple Place, Suite 200
Boston, MA 02111

Dear Ms. Perry:

This will acknowledge receipt of the proposal concerning a biodiversity impact report, which you have submitted on behalf of Green Century Capital Management in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers of this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Enclosure

GREEN CENTURY FUNDS

FAX COVER SHEET

TO: Henry Hubble

ORGANIZATION: Exxon Mobil

FAX: #: 972-444-1199

FROM: Andrew Shalit

TEL.#: 617-426-2503

FAX #:

PAGE #1 OF 3 TOTAL PAGES

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
617 482 0800 617-422-0881
www.greencentury.com

GREEN CENTURY FUNDS

December 22, 2005

Henry H. Hubble
Vice President, Investor Relations
ExxonMobil

VIA FAX: (972) 444-1199

Dear Henry:

I am writing in response to your letter of December 16th.

Attached please find the verification of Green Century's ownership of shares of ExxonMobil, sufficient in quantity and duration to support the filing of our shareholder proposal previously submitted to the Company, under Rule 14a-8 of the Securities Exchange Act of 1934.

We intend to continue to hold at least $2,000 of shares of the Company through the date of the 2006 annual meeting.

If you have any further questions regarding this filing, please do not hesitate to contact me.

Yours Sincerely,

Andrew Shalit
Green Century Capital Management

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 • Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

December 21, 2005

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON, MA 02111-1350

RE: Green Century Capital Management Inc.

To Whom it May Concern:

Thank you for contacting Vanguard Brokerage Services (VBS).

Please accept this letter as verification that above referenced VBS client held 95 shares of Exxon Mobil in VBS account 47V 82?833 between the dates of December 12, 2004 and December 12, 2005.

Furthermore, please note that the security's value has been in excess of $2,000 between the above referenced dates.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services

EAG/brw

Enclosure(s): Copy of original

10138866

Biodiversity Website

Biodiversity Position Statement

ExxonMobil recognizes the importance of conserving biodiversity – the variety of life on earth. Because our business spans the globe, we face the challenge of conducting operations in many areas with sensitive biological characteristics. Our systematic approach to environmental management and our commitment to understanding the human and natural environments in which we work provide us with a framework to meet these challenges effectively. Biodiversity conservation within ExxonMobil is driven by the following principles:

- We provide energy for a developing world in a manner consistent with conserving biodiversity and improving lives of people in the areas we operate.
- We operate responsibly wherever we do business through actions that are scientifically and economically sound and sustainable.
- We use well-established environmental management systems to ensure conserving biodiversity is integral to our operations.

We want to achieve excellent environmental performance and be recognized as an industry leader who operates responsibly everywhere we do business. In doing so, we will **Protect Tomorrow. Today.**

Protected Areas

Under the 1992 Rio Convention on Biological Diversity, a protected area is "a geographically defined area which is designated or regulated and managed to achieve specific conservation objectives." ExxonMobil's environmental policy clearly states our commitment to recognize the existence of, and to comply with all legal and regulatory requirements related to any protected area. Further, our commitment to high standards of environmental responsibility in all aspects of our global operations extends to areas where legal and regulatory requirements are less well-defined. In all areas, both with and without "protected" designations, our processes identify sensitivities and form the basis for practices that protect the environment

ExxonMobil uses widely accepted and available guidelines and tools (such as those developed by the Energy and Biodiversity Initiative (EBI), Conservation International (CI), Wildlife Conservation Society (WCS), and World Conservation Union (IUCN)) to conduct an initial screening for biodiversity sensitivities when entering a new geographic area. Findings based on the initial screening are enhanced through local knowledge, site-specific investigations and risk assessments. These form the scientific basis for impact assessments and mitigation planning.

Biodiversity and Man

It is important to consider human interactions with ecosystems when developing biodiversity action plans. ExxonMobil business practices and policies reflect the links between human welfare, cultural diversity and environmental conservation, including biodiversity conservation. In our efforts to conserve biodiversity we incorporate the following:

- Our impact assessments and mitigation plans consider the interactions between ecosystems and the people who depend on them.
- Our actions are consistent with the balanced environmental and economics needs, including social welfare, of the communities in which we operate
- Community environmental and health expectations are considered, regardless of regulatory status, in the development of new projects and ongoing operations.
- Ongoing and open consultation with concerned communities is a priority. Community input is integrated into key decision making, and information sharing with communities occurs regularly.

Biodiversity Action Planning

Consistent with guidance from the Energy and Biodiversity Initiative (EBI) and the Biodiversity Working Group of the International Petroleum Industry Environmental Conservation Association (IPIECA), ExxonMobil recognizes the importance of biodiversity action planning. Biodiversity action planning entails a sequence of actions, from acquisition of social and ecosystem information, through impact assessment and mitigation identification, to plan implementation, monitoring, feedback and improvement. At ExxonMobil, this process is conducted and documented as part of our Environmental Business Planning.

Environmental Business Planning, an important environmental performance management tool within ExxonMobil, ensures key environmental objectives are integrated into the overall business planning process. ExxonMobil's Operations Integrity Management System (OIMS), which provides a disciplined framework for environment, safety, and health management at every ExxonMobil facility, drives effective Environmental Business Planning practices company-wide. Environmental Business Planning involves finding appropriate ways to reduce environmental impacts related to current operations and new projects. Each of ExxonMobil's operating units is required to establish and maintain documented environmental objectives, including those addressing biodiversity, and to manage progress toward those objectives.

For major new projects, particularly those in previously undeveloped areas or areas with known sensitivities, additional tools are used to facilitate biodiversity action planning, including Environmental/Social Impact Assessments (ESIAs).

Biodiversity in ExxonMobil's Environmental / Social Impact Assessment (ESIA) Process

An ESIA can be defined in various ways. One useful definition, from the International Finance Corporation, describes an ESIA as "an instrument to identify and assess the potential environmental and social impacts of a proposed project, evaluate alternatives, and design appropriate mitigation, management, and monitoring measures." Fit-for-purpose ESIAs are developed for every major ExxonMobil project. ExxonMobil employs a risk-based approach to ESIAs that enables the evaluation of relative importance of potential impacts and the relative effectiveness of mitigation measures.

Biodiversity considerations are incorporated throughout an ESIA. These include consideration of the biological, chemical, and physical characteristics of the area under study. For example, these examine boundaries, services, continuity, and scale of ecosystems, as well as cross-border and human interactions with ecosystems.

Typically, ESIAs are conducted by qualified consultants with specific expertise relevant to the natural and socio-economic setting of the project or activity. These consultants are managed through a process that establishes ExxonMobil's ownership of results and ensures environmental expectations and requirements are met.

Putting Biodiversity Principles into Practice

Cepu, Indonesia -- 3D Seismic Exploration

Conducting Seismic exploration onshore requires extensive planning and preparation in order to minimize the environmental foot print, maintain high safety performance, and achieve business and technical goals. The process involves sending sound waves into the ground and recording reflections as the waves bounce off different layers within the earth. These reflections give geoscientists information that helps them determine the presence of oil and gas.

Seismic data was acquired over an area of 1200 square kilometers. To support the efforts of up to 3000 workers over a 15 month period, sixty four temporary worker camps were built in addition to the main base camp. The Cepu area contains teak forests, rice fields, roads, railroads, a major river, numerous towns and villages and a population of about 3 million. The challenge was to conduct the survey in harmony with the local environment.

Prior to the survey, an environmental assessment was completed which included a review of available literature on the biology, culture, and economics of the area, surface water and groundwater sampling, and wildlife observations. In addition, ExxonMobil met with elders and officials from 314 villages within the survey area. Based on community input and assessment findings, limits were placed on field activities and camps were located in areas to minimize the environmental and social foot print.

The project was designed to negate the need to move vehicles cross-country, thus minimizing the clearing of vegetation and avoiding the rutting and soil disturbance issues associated with heavy vehicles. This method reduces the environmental and social impact, however it requires a significant number of workers to perform tasks. A crew of similar capacity in the United States would require only 150 workers.

During operations, environmental management plans were in place to ensure that all wastes generated at the camp sites were disposed of properly. This included capture of all sewage and disposal of all waste offsite in approved disposal facilities. At the completion of the survey, all worker camps and seismic lines were reclaimed to their original condition. The entire survey was conducted safely for the workers, and public with minimal impacts on the forests, wildlife, and the day-to-day life of the villagers.

[sample of information to be available by link to www.ipieca.org]





A Guide to Developing Biodiversity Action Plans for the Oil and Gas Sector







IPIECA
International Petroleum Industry Environmental Conservation Association

OGP
International Association of Oil & Gas Producers

This guidance has been prepared by the International Petroleum Industry Environmental Conservation Association (IPIECA) and the International Association of Oil and Gas Producers (OGP) through the joint Biodiversity Working Group.

Task Force Membership

- David Ord (BG Group)
- Kit Armstrong (Chevron)
- Jim Thompson (ConocoPhillips)
- Nina Springer (ExxonMobil)
- Scott Rolseth (Hunt Oil)
- Garry Mann (Nexen)
- Steven de Bie (Shell, Chair)
- Tessa Macnair (Project Manager, IPIECA)

The Task Force was assisted in preparing this document by:

- Dr. Paul Mitchell (Green Horizons, Environmental Consultants)

Acknowledgements

The Task Force would like to thank IPIECA & OGP members who provided the supporting company case studies. We would also like to thank the following organisations that contributed their expertise in reviewing this guidance before publication:

- IUCN
- Birdlife International
- Earthwatch Institute
- Conservation International
- Wetlands International

Disclaimer

Any views or opinions presented in this guidance do not necessarily represent those of all IPIECA and OGP member companies.

A Guide to Developing Biodiversity Action Plans for the Oil and Gas Sector

Table of Contents

About this Guidance

Biodiversity conservation has risen rapidly up the environmental and political agenda and now represents one of the most important challenges of the 21st century. Oil and gas companies can contribute to international, national and local conservation targets through careful planning and management of operations, working with stakeholders and partners to develop long-term and sustainable solutions.

This IPIECA guide is designed to help HSE professionals and other relevant staff, e.g. those involved with project planning, in the oil and gas industry to develop Biodiversity Action Plans (BAPs) for their sites and projects. BAPs are a systematic approach to biodiversity conservation that can build on, and be integrated with, existing company activities and processes throughout the oil and gas project life cycle.

This guidance recognises that each site or project represents a unique situation with its own set of biodiversity conservation-related issues and that corporate cultures and management methods may vary widely from one company to the next. Therefore the guidance focuses on the general process recommended to be used in preparing and implementing a BAP rather than on a prescriptive or inflexible method that may be difficult to apply or interpret at many sites and projects. This gives users the flexibility to address their needs in a way that is appropriate to their specific situation. In the absence of legal requirements, the decision whether or how to develop a BAP is always at the discretion of the company.

The principal process steps in developing a BAP are:

- Deciding if a BAP should be done – understanding legal, biodiversity and business case drivers.
- Completing prerequisites – planning for integration with site or project management systems and management of resources.
- Preparing the BAP– establishing the priorities for conservation.
- Implementing the BAP– rolling out the necessary actions.
- Monitoring, evaluation and improvement – tracking implementation progress and effectiveness.
- Reporting, communication and verification of performance – upgrading engagement processes and building support with stakeholders and partners.

Each of these steps is underpinned by stakeholder engagement and consultation. The different ways in which oil and gas companies have approached each of these steps are explored in a number of CASE STUDIES drawn from sites and projects that reflect a range of environmental, social and operational settings.

To assist users with limited biodiversity experience, supplementary information and references are used to set the guidance in the wider biodiversity conservation context. A GLOSSARY of key terms and phrases, a list of ACRONYMS and a compilation of FURTHER RESOURCES (including contacts, potential partners and an annotated bibliography) can be found in the APPENDICES.

The continued improvement, development and sector-wide uptake of this guidance depend on the active participation of end-users. Therefore, we welcome comments and suggested revisions that will improve its usability and application within the oil and gas sector.

Contact Details:
Tessa Macnair
Project Manager – Biodiversity Working Group
Tel: + 44 (0) 207 633 2388
Fax: + 44 (0) 207 633 2389
E-mail: tessa.macnair@ipieca.org

.[sample of information to be available by link to www.ogp.org]

International
Association
of Oil & Gas
Producers

Promoting the safe, responsible and profitable performance of the global upstream industry

OGP members produce more than half the world's oil and about one third of its gas

209-215 Blackfriars Road, London SE1 8NL, UK Tel: +44 (0)20 7633 0272 Fax: +44 (0)20 7633 2350
Bd du Souverain, 165 - 4th Floor, B-1160 Brussels, Belgium Tel: +32 (0)2 566 9150 Fax: +32 (0)2 566 9159
email: reception@ogp.org.uk



Events

Biodiversity in Arid Environments
Standards - Gulf region
IADC Oil & Gas Activities Conference
Jack-Up Drilling Option
Managing Upstream HSE Issues



Highlights

OGP at WPC 2005: raising ...
Workshop looks at African...
SPE conference hears how ...
Cut fatalities: come to C...
OGP to raise standards at...



Publications

Environmental performance...
Aviation weather guidelin...
Summary of safety perform...
OGP safety performance in...
Land transportation safet...

'To deliver additional value in E&P projects through enhanced quality, consistency and industry alignment and by integrating social environmental and health good practice into the HSE (Health, Safety and Environmental) management system and overall project decision-making process.'

Enter site



e-SHRIMP

OGP Environmental Social & Health Risk & Impact Management Process

e-SHRIMP overview

Purpose and values of e-SHRIMP

The goal of this initiative is to assist OGP Member and Associate member companies to deliver Oil and Gas projects that are integrated with the Environmental, Social and Health (ESH) appraisal process of identifying and mitigating environmental, social and health impacts.

The Environmental, Social and Health Risk Impact Management Process (e-SHRIMP) builds on best practice and shared learning of a number of OGP member companies. As such, the OGP hopes that it will enable not only its member companies but also other oil and gas companies to benefit from the experience of its member companies.

e-SHRIMP is a flexible approach for the industry to assess and manage ESH impacts in all its project activities throughout the full field development lifecycle. The process is built on early appraisal and offers the potential to inform the decision-making processes around project approval and sanction. Environmental and social impact assessment (ESIA) and impact management are only fully effective when closely integrated into project design and planning. E-SHRIMP may unlock business value through:

- Early identification of project risks or opportunities;
- Linking ESIA with project decision-making;
- A consistent process to aid delivery on time and on budget;
- A structured framework for contract awards;
- Enhancing corporate memory by the application of experience and learning; and
- Establishing shareholder confidence.

e-SHRIMP is intended to facilitate planning, scheduling and implementation of ESH requirements at a level that is appropriately suited to the specific project environment. It is anticipated that use of the guidance will help OGP members to achieve consistent and enhanced performance, leading to an improved reputation for individual companies and the industry as a whole and potentially significant quality and cost benefits.

This OGP guidance has been aligned to be consistent with previous OGP studies on impact assessment as well as projects addressed jointly with International Petroleum Industry Environmental Conservation Association (IPIECA) Social Impact Assessment Workgroup , the OGP-IPIECA Biodiversity Initiative and the OGP-IPIECA- Health Impact Assessment study group.

In addition to a flexible process that can be adapted to all E&P projects, e-SHRIMP provides practical tools that enable the supply of key deliverables. For example, Information is provided on when to work with external stakeholders and how to integrate their input into the decision-making process.

Likely Users or Recipients

- OGP member companies and the wider upstream industry can now share a common set of guidance that can be custom fit to the user's specific project. The approach will establish a valuable platform to define the requirements for Contractors (including consultants). It should also assist groups in the external community, including financial institutions, investors and other stakeholders (NGOs and other interest groups) in their engagement with projects.

The guidance notes for e-SHRIMP may be downloaded here

View simplified matrix with further details Continue to the matrix...

Using the e-SHRIMP Toolbox

e-SHRIMP Toolbox

e-SHRIMP provides essential **guidance** on the main considerations for E&P project managers and HSE professionals when designing and planning work and programmes for projects. While every effort has been made to make the guidance as comprehensive as possible, there may be situations, where additional or more detailed consideration is necessary.

An integral component of the toolbox is impact assessment. This identifies risks and opportunities, evaluates mitigation and proposes management options. The toolbox has identified the key phases in a project, including full field development as:

1. Business Case Evaluation;
2. Identify and Appraise;
3. Select;
4. Define FEED:
5. Define - Detailed Design;
6. Execute;
7. Operate; and
8. Retire.

For each project, we have defined four major management activities within the ESH appraisal process. These are:

1. Stakeholder participation
2. Risks, opportunities and assessment;
3. Environmental Management Planning; and
4. Implementation and Follow-up.

Other activities that may require attention throughout the project lifecycle include: Staff/competence; lessons learnt; management; and applying new knowledge. Throughout the ESH appraisal process tasks are defined and a checklist is provided. Key deliverables for each stage are stated.

e-SHRIMP presents the tasks for each ESH appraisal activity under the full field project phases. The user selects the appropriate tasks as they apply to the stage of the project.

A key objective of the toolbox is to inform and advise for the project decision-gateways. This is achieved by creating a "deliverables register" that highlights tasks to be completed and ensures that the outcomes are fed forward to the decision-gateway by tracking project progress, highlighting key personnel involved (corporate memory) and eventually provide an audit trail for decisions made. Key features OF WHAT?) include:

e-SHRIMP provides a **flexible** and **adaptable** "shopping list" for the ESH appraisal process which can be applied to any project. This is an important feature as every ESIA system is distinctive to a degree and will reflect the policy system of a country, company or Joint Ventures. Three examples of different ESIA legal policy systems are provided in the following section to highlight the large variations in which e-SHRIMP may operate.

Description of ESIA systems

Model 1

A host government conducts a basin-wide Strategic Environmental Assessment (SEA) to cover all potential and existing uses of the area. The government will also determine the mitigation measures that might be required for particular oil and gas operations. When an operator wishes to begin an operation, the operator would analyse its projected operations in light of the SEA and develop documentation showing that the planned operations are consistent with the objectives of the SEA. If the government regulator agrees with this assessment, permission to proceed is granted. This model has the advantages of preventing repetitive data sets, providing general guidelines for operational requirements pre-project, fully addressing cumulative effects, and the operator has a much simpler task to perform.

Model 2

The operator develops the ESIA based on pre-Front End Engineering Design (FEED) information. The government regulatory agencies issue a permit on the basis of this assessment. Planning in the form of an environmental management plan (EMP) is undertaken based on general information about the planned operations and general knowledge of the environment. Conditional mitigation measures are defined, determined by the range of possible situations that may be encountered as project design evolves and as more detailed information about the environment becomes available. This process allows for adaptive management as detailed information about the project is defined. It calls for the EMP to be refined as necessary as more detailed design or environmental information becomes available.

Model 3

In many parts of the world and when international lenders are involved, detailed project design and environmental information are needed before the ESIA can be completed. In this model, the ESIA process is inefficient and requires a considerable number of iterations that have to be approved by the regulator (or lender). As design changes take place, provision of ESIA addenda adds to the overall expense, without necessarily adding value to the project. This model is the most complex and costly of the three models to implement.

Using the e-SHRIMP Toolbox

1. Review the e-SHRIMP Overview document;
2. Select the type of project (from a choice of 5)
3. Refer to the e-SHRIMP Framework and select the appropriate project phase (from Pre-project; Identify and Appraise; Select; Define - FEED; Define – Detailed; Execute; Operate; Retire);
4. Identify the e-SHRIMP activity appropriate to the project phase (from Stakeholder engagement, analysis and communication; Issues identification and scoping; Integration and assessment; Implementation and monitoring;
5. Behind each cell of the e-SHRIMP Framework, specific Task Sheets are available. You will have the option to open a Task Sheet relevant to that activity and phase. Note that in some cases, more than one Task Sheet may be available, relating to each specific task;
6. The Task Sheet contains a description of the activity, a list of deliverables and a checklist to be used in the achievement of the deliverables. Where there are particularly significant links to other e-SHRIMP activities, these are identified.
7. Where appropriate, there are web-links to especially useful sources of information and references to key guidance documentation;
8. In addition to providing guidance on ESH good practice and delivery at each project phase, the e-SHRIMP Framework provides a means to provide project assurance that all appropriate tasks have been completed. Thus the e-SHRIMP Framework can be used as a checklist in its own right.

right.

e-SHRIMP flow diagram



Business case evaluation
Identify and appraise
Stakeholder participation
Risks, opportunities and assessments
ESH management plan
Decision gateway
Implementation and follow-up
Select
Define (FEED)
Define (detailed design)
Execute
Operate
Retire
ESH Appraisal Activities:
An integral component of the toolbox is ESH appraisal, which includes stakeholder participation, identification of risks and opportunities, evaluates mitigation and proposes managemnt options. The management process includes impact assessment but is more comprehensive as it identifies key activities and elements which fit within the overall environmental, social and health risk management process, aligned with typical project stages and decision gates.

e-SHRIMP flow diagram



Business case evaluation
Identify and appraise
Select
Define (FEED)
Define (detailed design)
Execute
Operate
Retire
Stakeholder participation
Risks, opportunities and assessments
ESH management plan
Decision gateway
Implementation and follow-up
Project lifecycle phases:
The toolbox identifies the key project lifecycle phases which are applicable to all project scenarios. The key objective of the toolbox is to integrate the main considerations for E&P project managers with the key concerns of ESH professionals and stakeholder concerns. The toolbox provides a register of deliverables which can be tracked, and also highlights tasks to be completed and ensures that the ESH appraisal process effectively supports key corporate decision gates.

Download full matrix (PDF)

Continue to the matrix...

[extracts of actual sample ESIAs to be available by link]

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Mackenzie
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Environmental Impact Statement (EIS) In Brief

English [Francais]

The EIS is a detailed report that explains how scientists, northern people and communities think the Mackenzie Gas Project might affect the people and land of the Mackenzie Delta and Valley. The report responds to input received from northerners as part of the public participation program. The information is intended to help regulatory agencies decide if the Project should go ahead, and if so, under what conditions.


In Brief

The EIS in Brief contains highlights of the eight-volume report. Some words in the summary might be different from those in the EIS. Where there are differences, the wording in the EIS would apply.

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CHAD/CAMEROON DEVELOPMENT PROJECT

The Project | Construction | People & Environment | Benefits | Library | Search

The Project









Chad

The oil deposits discovered in southern Chad appear to be the country's only significant natural resources. Given Chad's poor economy and its lack of education and infrastructure, the oil deposits represent the country's one realistic hope for improving the quality of life of its citizens. Visit these pages to learn more about conditions in Chad.



Project Overview

These pages give you the basics about the project, including such topics as financing, Chad's unique revenue management law, consultation and compensation, economic benefits and environmental monitoring.



World Bank

The World Bank has compiled extensive information pages on the project. This page will help you navigate to them.



République du Tchad

This link leads to the website of the Chad government's National Committee for the Oil Project (Coordination Nationale du Projet Pétrole).






Cameroon

Cameroon has also been designate income nation by the World Bank wi poverty problems. Its gross national capita is US $580, or about $1.59 pe pipeline through Cameroon to the cc it possible to deliver Chad's oil to wc Go here to learn more about conditi Cameroon.



Development H

Chad began its efforts to develop its in 1969. The presence of oil in comr quantities was confirmed in 1975. C on the project did not finally begin u more than 30 years after exploratior development projects have been in t stages as long as this one, and thes explain why.



Project Maps

View maps of the entire project area the pipeline from the oilfield to the c Cameroon, and the oilfield area.

? Copyright 2002 Esso Exploration & Production Chad,Inc. All Rights Reserved.

Help | Sitem

From: Andrew Shalit [mailto:ashalit@greencentury.com]
Sent: Tuesday, February 07, 2006 3:30 PM
To: CFLETTERS
Subject: ExxonMobil No-Action Request

Ladies and Gentlemen:

I am writing in regard to the No-Action Request submitted to your office by ExxonMobil, Inc. on January 20th, with respect to the shareholder proposal filed by Green Century Capital Management. The subject of the proposal is "Oil and Gas Drilling in Protected and Sensitive Areas."

Green Century Capital Management is currently composing a response to ExxonMobil's request, which we believe is without merit. We intend to have this response delivered to your offices by February 15th. If you need our response sooner than that, please let me know, and I will move our schedule forward.

Sincerely,

Andrew Shalit
Green Century Capital Management
617-426-2503
ashalit@greencentury.com

Green Century Capital Management, Inc. monitors and stores both incoming and outgoing electronic correspondence. These transmissions cannot be guaranteed to be secure, timely or error-free. This communication is not an offer, solicitation, or recommendation to buy or sell any security or other investment product.

The information contained in this communication may be confidential and/or legally privileged. Any review, use, disclosure, distribution or copying of this communication is prohibited except by or on behalf of the intended recipient. If you have received this communication in error, please notify the sender immediately by reply email and destroy all copies of the communication.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 3, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal on biodiversity

Gentlemen and Ladies:

I refer to ExxonMobil's letter dated January 20, 2006, requesting the staff's concurrence that the shareholder proposal referenced above can be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(10) (the "Original Letter").

I am writing to advise the staff that the new material regarding biodiversity and our approach to projects and potential projects in protected or otherwise sensitive areas is now available on our website at http://exxonmobil.com/Corporate/Citizenship/biodiversity.asp.

We encourage the staff and the proponent to visit this new area of our website, which contains substantial material addressing the proposal. The website also contains links to third-party industry group websites that include extensive additional materials regarding protected or sensitive areas and biodiversity in particular. We believe these industry materials should also be included in the staff's analysis of our no-action letter request since, as discussed in the Original Letter, ExxonMobil is an active and committed participant in the working groups preparing these materials. We believe this new material, including the ExxonMobil content and the material made available by link, substantially implements the shareholder proposal.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter. A copy of this letter is also being sent to the proponent.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Ms. Amy Perry
President
Green Century Capital Management
29 Temple Place, Suite 200
Boston, MA 02111
fax: 617-422-0880

GREEN CENTURY FUNDS

February 15, 2006

RECEIVED
2006 FEB 15 PM 5:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

VIA E-MAIL and NETWORK COURIER

Re: Omission of Shareholder Proposal Submitted to Exxon Mobil Corporation

Ladies and Gentlemen:

This letter is in response to a January 20, 2006 letter from the Exxon Mobil Corporation (the "Company"), indicating the Company has filed a request to exclude a shareholder proposal (the "Proposal") filed by Green Century Capital Management ("GCCM") from the proxy materials for the Company's 2006 Annual Meeting of shareholders.

GCCM respectfully requests the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") to deny this request. The Company seeks to exclude the Proposal based on Rule 14a-8(i)(10), which allows the exclusion of proposals that have been "substantially implemented." In making this request, the Company cites new material placed on the Company website. However, as shown below, this material does not address the essential objective of the Proposal and so does not properly provide ground for exclusion.

The Proposal

The Proposal requests a report on the potential damage from Company decisions to operate in sensitive and protected natural areas. It further requests that the report discuss the implications of a policy of refraining from drilling in such areas.

The focus of the Proposal is thus the question of whether the Company should choose to operate in such areas. This focus is highlighted in the third Whereas clause:

> Whereas, as shareholders we believe there is a need to study and report on <u>the impact of decisions to do business in sensitive areas</u> of high conservation value (ecologically sensitive, biologically rich, or environmentally sensitive cultural areas). (Emphasis added).

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

PRINTED ON RECYCLED PAPER WITH SOY-BASED INKS

This focus is also clear in the Resolved clause:

> RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2007 annual meeting. (Emphasis added)

The Proposal does not request information on Company programs designed to minimize or mitigate the environmental impact of operations in sensitive environmental areas. It does not do this because even the best mitigation systems are subject to limitations and failures, and the reputation of a company can be effected even if mitigation systems are in place. For these and other reasons, the Proposal asks instead the more fundamental questions: should the Company operate in such areas at all, what is the potential environmental impact of doing so, and what are the potential implications for the environment and the Company of choosing not to?

The Company's Response

In requesting no-action, the Company has collected certain materials relating to the environment and biodiversity and placed them on the Company website. These materials include:

- Statements of Company values and aspirations with regard to biodiversity;
- Brief descriptions of the tools used by the Company to assess and mitigate potential environmental damage from Company operations;
- Examples of environmental impact statements.

These materials, in and of themselves, are valuable and in some cases laudable as they describe Company efforts to minimize and mitigate the effects of specific operations that are underway or scheduled to begin. They do not, however, address the subject matter of the Proposal. Policies and programs used to minimize or mitigate the impact of operations are fundamentally different from an assessment of whether those operations should be taking place at all.

The unspoken assumption of all the materials provided by the Company is that the Company will operate in all areas where it has the legal ability to do so, regardless of environmental or reputational considerations. To the extent the environment is considered, it is done so only after the fact, as an operational detail requiring management. The fundamental purpose of the Proposal is to question this assumption, and thereby gather insights on policy options not currently being considered by the Company.

Grounds for Exclusion under Rule 14a-8(i)(10)

In prior rulings on Rule 14a-8(i)(10), the Staff has shown that it is not sufficient for a company to demonstrate that it has taken action in some broad area of concern, e.g. the environment or human rights. For example, the Staff denied a request for exclusion under Rule 14a-8(i)(10) in *The Coca-Cola Company* (January 25, 2002). Here the company argued that because it already subscribed to the Global Sullivan Principles, the shareholder proposal requesting that it adopt policies relating to human rights in China was moot. The Staff rightly required inclusion of the proposal, recognizing that there are multiple topics within the category of "human rights" and that a single action will not necessarily address all those topics. The correspondence between the proposal and the action taken must be closer and more specific.

An appropriate degree of correspondence is shown by rulings where the Staff has supported exclusion: here the actions taken by the companies corresponded closely in detail to the actions requested by the proposals, so as clearly to meet their essential objectives. Examples include *The Gap, Inc.* (March 16, 2001), *Xcel Energy, Inc.* (February 17, 2004), *Freeport McMoRan Copper & Gold Inc.* (March 5, 2003), and *The Talbots Inc.* (April 5, 2002). Moreover, in each of these cases the company requesting exclusion met the burden of proof, as required by Rule 14a-8(g), by detailing the point by point correspondence between the actions requested by the proposal and the actions already taken by the company.

In the current case, the Company has made no such effort to show point by point how its actions satisfy the Proposal. Indeed, it could not show this because the materials provided by the Company do not substantially implement the Proposal. Where the Proposal requests a report on the implications of operating or not operating in sensitive natural areas, the materials provided by the Company describe efforts to mitigate environmental impact in areas where the Company has already chosen to operate.

Conclusion

For these reasons, Green Century Capital Management believes that the Proposal is not excludable by virtue of Rule 14a-8(i)(10) and respectfully requests that the Division of Corporation Finance deny the Exxon Mobil Corporation's request for no-action.

Thank you for your consideration of this matter. If you have any questions, require further information or wish to discuss this matter further, please do not hesitate to call me at 617-426-2503.

Sincerely,

Andrew Shalit

Andrew Shalit
Director, Shareholder Advocacy
Green Century Capital Management

cc: James E Parsons, Exxon Mobil Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2006

The proposal requests a report on the potential environmental damage that would result from ExxonMobil drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser